United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

November 2003

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  [X]  Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [   ]  No  [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610, and the Registration Statement of Companhia Vale do Rio Doce, File No. 333-109610-01.

COMPANHIA VALE DO RIO DOCE
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Page

Consolidated Balance Sheets as of September 30, 2003 and December 31, 2002	F-3

Consolidated Statements of Income for the three-month periods ended September 30, 2003, June 30, 2003 and September 30, 2002 and for the nine-month periods ended September 30, 2003 and 2002	F-5

Consolidated Statements of Cash Flows for the three-month periods ended September 30, 2003, June 30, 2003 and September 30, 2002 and for the nine-month periods ended September 30, 2003 and 2002	F-6

Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended September 30, 2003, June 30, 2003 and September 30, 2002 and for
the nine-month periods ended September 30, 2003 and 2002
F-7

Notes to the Consolidated Financial Information	F-8

Supplemental Financial Information	S-1

[Page intentionally left blank]

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	September	December
	30, 2003	31, 2002

	(unaudited)
Assets
Current assets
Cash and cash equivalents	1,340	1,091
Accounts receivable
Related parties	125	121
Unrelated parties	617	539
Loans and advances to related parties	27	49
Inventories	505	292
Deferred income tax	121	211
Others	404	286

	3,139	2,589

Property, plant and equipment, net	5,888	3,297
Investments in affiliated companies and joint ventures and other investments and provision for losses on equity investments	990	732
Other assets
Goodwill on acquisition of subsidiaries	480	412
Loans and advances
Related parties	61	89
Unrelated parties	68	73
Prepaid pension cost	79	79
Deferred income tax	266	358
Judicial deposits	390	239
Unrealized gain on derivative instruments	2	3
Others	137	84

	1,483	1,337

TOTAL	11,500	7,955

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

(Continued)

	September	December
	30, 2003	31, 2002

	(unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	418	325
Payroll and related charges	94	76
Interest attributed to stockholders	419	3
Current portion of long-term debt - unrelated parties	1,147	717
Short-term debt	129	184
Loans from related parties	101	64
Others	294	139

	2,602	1,508

Long-term liabilities
Employees post-retirement benefits	173	141
Long-term debt - unrelated parties	2,921	2,359
Loans from related parties	6	7
Provisions for contingencies (Note 9)	563	428
Unrealized loss on derivative instruments	87	76
Others	214	122

	3,964	3,133

Minority interests	293	27

Stockholders’ equity
Preferred class A stock - 600,000,000 no-par-value shares authorized and 138,575,913 issued	1,055	904
Common stock - 300,000,000 no-par-value shares authorized and 249,983,143 issued	1,902	1,630
Treasury stock - 4,183 (2002 - 4,481) preferred and 4,715,170 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive income	(4,449)	(5,175)
Appropriated retained earnings	2,251	2,230
Unappropriated retained earnings	3,472	3,288

	4,641	3,287

TOTAL	11,500	7,955

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Income (Loss)
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

				Nine months ended
	Three months ended			September 30,

	September	June	September
	30, 2003	30, 2003	30, 2002	2003	2002

Operating revenues, net of discounts, returns and allowances
Sales of ores and metals
Iron ore and pellets	918	761	713	2,425	2,083
Gold	5	7	21	21	90
Manganese and ferroalloys	81	89	92	245	216
Potash	28	21	27	70	67
Others	25	14	13	55	33

	1,057	892	866	2,816	2,489
Revenues from logistic services	159	138	118	412	360
Aluminum products	243	188	146	598	312
Other products and services	24	1	7	29	20

	1,483	1,219	1,137	3,855	3,181
Value-added tax	(51)	(49)	(39)	(143)	(117)

Net operating revenues	1,432	1,170	1,098	3,712	3,064

Operating costs and expenses
Cost of ores and metals sold	(530)	(438)	(374)	(1,396)	(1,187)
Cost of logistic services	(89)	(73)	(63)	(232)	(196)
Cost of aluminum products	(185)	(157)	(113)	(484)	(273)
Others	(8)	(2)	(4)	(11)	(18)

	(812)	(670)	(554)	(2,123)	(1,674)
Selling, general and administrative expenses	(74)	(45)	(65)	(168)	(173)
Research and development	(22)	(12)	(15)	(45)	(36)
Employee profit sharing plan	(2)	(9)	(14)	(23)	(20)
Others	(21)	(46)	9	(101)	(73)

	(931)	(782)	(639)	(2,460)	(1,976)

Operating income	501	388	459	1,252	1,088

Non-operating income (expenses)
Financial income	27	29	10	84	87
Financial expenses	(83)	(64)	(148)	(229)	(327)
Foreign exchange and monetary gains (losses), net	(57)	257	(506)	250	(837)

	(113)	222	(644)	105	(1,077)

Income before income taxes, equity results and minority interests	388	610	(185)	1,357	11

Income taxes
Current	41	(135)	—	(100)	(4)
Deferred	(41)	(25)	148	(131)	262

	—	(160)	148	(231)	258

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	89	35	(160)	218	(208)
Minority interests	(9)	(29)	47	(56)	50

Income (loss) from continuing operations	468	456	(150)	1,288	111

Change in accounting pratice for asset retirement obligations (note 4)	—	—	—	(10)	—

Net income (loss)	468	456	(150)	1,278	111

Basic earnings(losses) per Preferred Class A Share	1.22	1.19	(0.39)	3.33	0.29

Basic earnings(losses) per Common Share	1.22	1.19	(0.39)	3.33	0.29

Weighted average number of shares outstanding (thousands of shares)
Common shares	245,268	245,268	245,268	245,268	245,268
Preferred Class A shares	138,571	138,571	138,575	138,571	138,575

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

				Nine months ended
	Three months ended			September 30,

	September	June	September
	30, 2003	30, 2003	30, 2002	2003	2002

Cash flows from operating activities:
Net income (loss)	468	456	(150)	1,278	111
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	63	54	44	160	171
Dividends received	66	36	17	138	72
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(89)	(35)	160	(218)	208
Deferred income taxes	41	25	(148)	131	(262)
Current income taxe contingency	—	108	—	108	—
Provisions for others contingencies	—	—	(15)	9	54
Impairment of property, plant and equipment	—	12	—	12	11
Change in accounting pratice for asset retirement obligations (note 4)	—	—	—	10	—
Pension plan	3	2	2	8	8
Foreign exchange and monetary losses (gains)	13	(258)	875	(387)	1,341
Net unrealized derivative losses (gains)	21	(1)	37	23	50
Minority interests	9	29	(47)	56	(50)
Others	(20)	(7)	17	(21)	145
Decrease (increase) in assets:
Accounts receivable	(24)	65	(90)	105	(172)
Inventories	(27)	(25)	(18)	(28)	(43)
Others	(1)	(26)	(54)	(28)	(84)
Increase (decrease) in liabilities:
Suppliers	(2)	18	(9)	(77)	(23)
Payroll and related charges	(15)	13	17	(8)	22
Others	(71)	(14)	33	(28)	39

Net cash provided by operating activities	435	452	671	1,243	1,598

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(15)	(54)	(6)	(92)	(35)
Repayments	33	—	23	62	52
Others	18	1	16	35	18
Guarantees and deposits	78	(152)	(22)	(86)	(61)
Additions to investments	(8)	(61)	—	(69)	(1)
Additions to property, plant and equipment	(443)	(308)	(191)	(949)	(508)
Proceeds loss disposal of assets	21	—	49	21	49
Proceeds from disposals of property, plant and equipment	—	37	1	37	2
Cash used to acquire subsidiaries, net of cash acquired	(380)	—	—	(380)	(45)

Net cash used in investing activities	(696)	(537)	(130)	(1,421)	(529)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(4)	60	(354)	(37)	(143)
Loans
Related parties
Additions	48	—	20	48	32
Repayments	(2)	(6)	(10)	(24)	(29)
Issuances of long-term debt
Related parties	—	—	—	2	11
Others	779	40	148	996	661
Repayments of long-term debt
Related parties	—	(4)	—	(4)	(15)
Others	(139)	(175)	(105)	(415)	(245)
Interest attributed to stockholders	(33)	(215)	—	(248)	(329)

Net cash used in financing activities	649	(300)	(301)	318	(57)

Increase (decrease) in cash and cash equivalents	388	(385)	240	140	1,012
Effect of exchange rate changes on cash and cash equivalents	(14)	67	(410)	109	(727)
Cash and cash equivalents, beginning of period	966	1,284	1,572	1,091	1,117

Cash and cash equivalents, end of period	1,340	966	1,402	1,340	1,402

Cash paid during the period for:
Interest on short-term debt	—	(1)	(15)	(7)	(31)
Interest on long-term debt, net of interest capitalized	(50)	(28)	(43)	(127)	(111)
Interest capitalized	4	5	1	13	11
Income tax	(6)	(27)	—	(39)	(4)
Non-cash transactions
Conversion of loans receivable to investments	9	76	20	96	40

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

				Nine months ended
	Three months ended			September 30,

	September	June	September
	30, 2003	30, 2003	30, 2002	2003	2002

Preferred class A stock (including one special share)
Beginning of the period	1,055	904	904	904	820
Transfer from appropriated retained earnings	—	151	—	151	84

End of the period	1,055	1,055	904	1,055	904

Common stock
Beginning of the period	1,902	1,630	1,630	1,630	1,479
Transfer from appropriated retained earnings	—	272	—	272	151

End of the period	1,902	1,902	1,630	1,902	1,630

Treasury stock
Begining and end of the period	(88)	(88)	(88)	(88)	(88)

Additional paid-in capital
Beginning and end of the period	498	498	498	498	498

Other cumulative comprehensive income
Cumulative translation adjustments
Beginning of the period	(4,406)	(4,999)	(4,253)	(5,185)	(3,475)
Change in the period	(67)	593	(1,042)	712	(1,820)

End of the period	(4,473)	(4,406)	(5,295)	(4,473)	(5,295)

Unrealized gain on available-for-sale security
Beginning of the period	18	13	—	—	—
Change in the period	(4)	5	—	14	—

End of the period	14	18	—	14	—

Adjustments relating to investments in affiliates
Begining and end of the period	10	10	10	10	10

Total other cumulative comprehensive income	(4,449)	(4,378)	(5,285)	(4,449)	(5,285)

Appropriated retained earnings
Beginning of the period	2,292	2,351	2,425	2,230	3,212
Transfer (to) from retained earnings	(41)	364	(790)	444	(1,342)
Transfer to capital stock	—	(423)	—	(423)	(235)

End of the period	2,251	2,292	1,635	2,251	1,635

Retained earnings
Beginning of the period	3,281	3,321	2,846	3,288	2,184
Net income	468	456	(150)	1,278	111
Interest attributed to stockholders
Preferred class A stock ($0.87 and $0.39 per share in 2003 and 2002)	(115)	(48)	(62)	(235)	(116)
Common stock ($0.87 and $0.39 per share in 2003 and 2002)	(203)	(84)	(110)	(415)	(207)
Appropriation (to) from reserves	41	(364)	790	(444)	1,342

End of the period	3,472	3,281	3,314	3,472	3,314

Total stockholders’ equity	4,641	4,562	2,608	4,641	2,608

Comprehensive income is comprised as follows:
Net income (loss)	468	456	(150)	1,278	111
Cumulative translation adjustments	(67)	593	(1,042)	712	(1,820)
Unrealized gain (loss) on available-for-sale security	(4)	5	—	14	—

Total comprehensive income (loss)	397	1,054	(1,192)	2,004	(1,709)

Shares
Preferred class A stock (including one special share)	138,575,913	138,575,913	138,575,913	138,575,913	138,575,913

Common stock	249,983,143	249,983,143	249,983,143	249,983,143	249,983,143

Treasury stock (1)
Beginning of the period	(4,719,405)	(4,719,635)	(4,719,921)	(4,719,651)	(4,715,261)
Acquisitions	—	—	—	—	(4,660)
Sales	52	230	—	298	—

End of the period	(4,719,353)	(4,719,405)	(4,719,921)	(4,719,353)	(4,719,921)

	383,839,703	383,839,651	383,839,135	383,839,703	383,839,135

(1)  As of September 30, 2003, 4,715,170 common shares and 4,183 preferred shares were held in treasury in the amount of US$ 88. The 4,715,170 common shares guarantees a loan given to our subsidiary Alunorte.

See notes to condensed consolidated financial information.

Notes to the Condensed Consolidated Financial Information
Expressed in millions of United States dollars, unless otherwise stated (unaudited)

1	The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 8.

The main operating subsidiaries we consolidate are as follows:

		Head office	Principal
Subsidiary	% ownership	location	activity

Alumina do Norte do Brasil S.A - Alunorte	57	Brazil	Aluminum
CADAM S.A. (2) (4)	61	Brazil	Kaolin
CELMAR S.A. - Indústria de Celulose e Papel (3)	100	Brazil	Forestry
CVRD Overseas Ltd.	100	Cayman Island	Trading
Ferrovia Centro-Atlântica S.A. (4)	100	Brazil	Logistics
Ferteco Mineração S.A. - FERTECO (3)	100	Brazil	Iron ore and Pellets
Florestas Rio Doce S.A.	100	Brazil	Forestry
Itabira Rio Doce Company Ltd. - ITACO	100	Cayman Island	Trading
Mineração Serra do Sossego S.A. (1)	100	Brazil	Copper
Minerações Brasileiras Reunidas S.A. - MBR (2) (4)	85	Brazil	Iron ore
Navegação Vale do Rio Doce S.A. - DOCENAVE	100	Brazil	Shipping
Pará Pigmentos S.A.	76	Brazil	Kaolin
Rio Doce International Finance Ltd. - RDIF	100	Bahamas	International finance
Rio Doce Manganèse Europe - RDME	100	France	Ferroalloys
Rio Doce Manganese Norway - RDMN	100	Norway	Ferroalloys
Salobo Metais S.A. (1)	100	Brazil	Copper
SIBRA - Eletrosiderúrgica Brasileira S.A.	100	Brazil	Manganese and Ferroalloys
Urucum Mineração S.A.	100	Brazil	Iron ore, Ferroalloys and Manganese
Vale do Rio Doce Alumínio S.A. - ALUVALE	100	Brazil	Aluminum

(1)	Development stage companies
(2)	Through Caemi Mineração e Metalurgia S.A.
(3)	Merged with CVRD as from August 29, 2003
(4)	Consolidated as from September 1, 2003

2	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (see Note 8).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information as of September 30, 2003 for the three-month periods ended September 30, 2003, June 30, 2003, and September 30, 2002 and for the nine month periods ended September 30, 2003 and 2002 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the nine-month period ended September 30, 2003 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2003.

This condensed interim financial information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2002.

The provision for losses on equity investments relates to our investments in affiliates which have reported negative stockholders’ equity in their financial information prepared in accordance with US GAAP and in circumstances where we have assumed commitments to fund our share of the accumulated losses, if necessary, through additional capital contributions or other means. Accordingly we (a) first reduce the value of the investment to zero and (b) subsequently provide for our portion of negative equity.

Other current assets include $30 related to ships held for sale, at September 30, 2003.

4	Change in accounting practice

In June 2001, the FASB issued SFAS 143 - “Accounting for Asset Retirement Obligations”. We adopted SFAS 143 as from January 1, 2003, as a consequence an additional $26 for asset retirement obligations was recorded as “Others - long-term liabilities”, a net increase of $11 in mine development costs was registered within “Property, plant and equipment” and a resulting change of $10 was registered as “Change in Accounting Practice for Asset Retirement Obligations” on the Statement of Income, net of income tax ($15 gross of deferred income tax). Over time the liabilities will be accreted for the change in their present value and initial capitalized costs will be depleted over the useful lives of the related assets.

5	Recently-issued accounting pronouncements

In June 2002, the FASB has issued SFAS 146 - “Accounting for Costs Associated with Exit or Disposal Activities”. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We adopted SFAS 146 as from January 1, 2003. We have not committed to disposal of or disposed of any significant activities since adoption.

In November 2002 the FASB issued FIN 45 - “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial information. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end. The disclosure requirements in the Interpretation, applicable as from December 31, 2002 are disclosed in Note 9. We have not issued any material guarantees since December 31, 2002.

In January 2003, FASB issued Interpretation No. 46 (FIN 46) – Consolidation of Variable Interest Entities. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. This interpretation applies immediately to variable interest entities created after January 31, 2003. We are evaluating the impact on our financial statements.

In May 2003. FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”) this Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The Board decided to make this statement effective shortly after issuance for contracts created or modified after it is issued and for existing contracts at the beginning of the first interim period beginning after June 15, 2003. We do not expect SFAS 150 to have a material impact on our financial statements.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory enacted tax rates applicable in the periods presented are as follows:

	Nine months ended September 30 - %

	2003	2002

Federal income tax	25	25
Social contribution	9	9

Composite tax rate	34	34

The amount reported as income tax expense in our consolidated financial information is reconciled to the statutory rates as follows:

				Nine months ended
	Three months ended			September 30,

	September	June 30,	September
	30, 2003	2003	30, 2002	2003	2002

Income before income taxes, equity results and minority interests	388	610	(185)	1,357	11

Federal income tax and social contribution expense at statutory enacted rates	(132)	(207)	63	(461)	(4)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	107	59	47	229	90
Exempt foreign income (expenses)	9	(26)	82	(33)	174
Tax incentives	8	40	—	48	2
Valuation allowance	4	—	(43)	13	(37)
Other non-taxable gains (losses)	4	(26)	23	(27)	33
Adjustment to reflect expected annual effective tax rate	—	—	(24)	—	—

Federal income tax and social contribution expense in consolidated statements of income	—	(160)	148	(231)	258

We have certain tax incentives relative to our iron ore and manganese operations in Carajás and relative to alumina in Barcarena. The incentives relative to iron ore and manganese comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. Both incentives relative to alumina expires in 2010. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

7	Inventories

	September 30,	December 31,
	2003	2002

Finished products
Iron ore and pellets	168	86
Manganese and ferroalloys	62	51
Alumina	20	15
Others	26	12
Spare parts and maintenance supplies	229	128

	505	292

8	Investments in affiliated companies and joint ventures, unless otherwise stated

	September 30, 2003				Investments		Goodwill

				Net
				income	September		September
	Participation in		Net	for the	30,	December	30,	December
	capital (%)		equity	period	2003	31, 2002	2003	31, 2002

	voting	total

Steel
Usinas Siderúrgicas de Minas Gerais S.A USIMINAS	22.99	11.46	270	296	31	—	—	—
Companhia Siderúrgica de Tubarão - CST (1)	24.93	28.02	307	101	86	27	—	—
California Steel Industries Inc. - CSI	50.00	50.00	204	2	102	107	—	—
SIDERAR (costs $15) - available for sale investments	4.85	4.85	—	—	62	30	—	—

					281	164	—	—
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	40.00	40.00	418	53	167	162	—	—
Valesul Alumínio S.A. - VALESUL	54.51	54.51	96	14	52	39	—	—
Alumínio Brasileiro S.A. - ALBRAS	51.00	51.00	197	183	101	—	—	—
Alumina do Norte do Brasil S.A. - ALUNORTE (Consolidated as from ‘September 30, 2002, after acquisition of control)	62.09	57.03	—	—	—	—	—	—

					320	201	—	—
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (3)	—	—	—	17	—	77	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	51.11	51.00	33	6	17	12	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	51.00	50.89	34	5	17	14	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	50.00	50.00	—	—	—	—	—	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	51.00	50.90	24	5	12	9	—	—
Gulf Industrial Investment Company - GIIC	50.00	50.00	75	18	37	37	—	—
SAMARCO Mineração S.A. - SAMARCO	50.00	50.00	392	117	196	154	37	30
Minas da Serra Gera S.A - MSG	50.00	50.00	34	4	17	9	—	—
Others	—	—	—	—	14	12	—	—

					310	324	37	30
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	10.96	11.12	284	92	32	25	—	—
Others	—	—	—	—	25	15	—	—

					57	40	—	—

					968	729	37	30

Balance / Change in provision for losses on equity investments:
Alumínio Brasileiro S.A. - ALBRAS					—	(1)	—	—
Companhia Ferroviária do Nordeste - CFN					—	—	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO					(9)	(16)	—	—
Ferroban - Ferrovias Bandeirantes S.A.					—	—	—	—
Ferrovia Centro-Atlântica S.A. - FCA					—	—	—	—
MRS Logística S.A					—	(6)	—	—
Sepetiba Tecon S.A.					(6)	(4)	—	—

					(15)	(27)	—	—

Total					953	702	37	30

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Equity Adjustments

				Nine months ended
	Three months ended			September 30,

		June
	September	30,	September
	30, 2003	2003	30, 2002	2003	2002

Steel
Usinas Siderúrgicas de Minas Gerais S.A USIMINAS	14	10	(7)	34	(15)
Companhia Siderúrgica de Tubarão - CST (1)	14	6	16	26	11
California Steel Industries Inc. - CSI	(2)	—	6	1	12
SIDERAR (costs $15) - available for sale investments	—	—	—	—	—

	26	16	15	61	8
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	11	6	12	21	31
Valesul Alumínio S.A. - VALESUL	2	1	4	7	8
Alumínio Brasileiro S.A. - ALBRAS	14	40	—	93	—
Alumina do Norte do Brasil S.A. - ALUNORTE (Consolidated as from ‘September 30, 2002, after acquisition of control)	—	—	—	—	(23)

	27	47	16	121	16
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (3)	3	7	(88)	15	(87)
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	3	(1)	1	3	2
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	1	2	2	4	5
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	—	—	(2)
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	1	1	2	2	4
Gulf Industrial Investment Company - GIIC	3	4	—	9	3
SAMARCO Mineração S.A. - SAMARCO	17	23	(11)	59	(3)
Minas da Serra Gera S.A - MSG	1	1	(3)	3	—
Others	—	—	(1)	—	—

	29	37	(98)	95	(78)
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	5	2	3	10	5
Others	6	(1)	3	8	(22)

	11	1	6	18	(17)

	93	101	(61)	295	(71)

Balance / Change in provision for losses on equity investments:
Alumínio Brasileiro S.A. - ALBRAS	—	—	(47)	1	(59)
Companhia Ferroviária do Nordeste - CFN	—	(2)	(1)	(2)	(3)
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	1	6	(12)	10	(17)
Ferroban - Ferrovias Bandeirantes S.A.	—	—	1	—	(1)
Ferrovia Centro-Atlântica S.A. - FCA	(8)	(73)	(22)	(92)	(32)
MRS Logística S.A	2	3	(7)	6	(14)
Sepetiba Tecon S.A.	1	—	(11)	—	(11)

	(4)	(66)	(99)	(77)	(137)

Total	89	35	(160)	218	(208)

[Additional columns below]

[Continued from above table, first column(s) repeated]

						Quoted
	Dividends received					market

				Nine months ended		September
	Three months ended			September 30,		30,

		June
	September	30,	September
	30, 2003	2003	30, 2002	2003	2002	2003

Steel
Usinas Siderúrgicas de Minas Gerais S.A USIMINAS	3	—	2	3	4	128
Companhia Siderúrgica de Tubarão - CST (1)	30	—	1	35	1	295
California Steel Industries Inc. - CSI	2	3	6	5	6	—
SIDERAR (costs $15) - available for sale investments	—	—	—	—	—	62

	35	3	9	43	11	485
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	11	—	8	16	31	—
Valesul Alumínio S.A. - VALESUL	—	3	—	3	—	—
Alumínio Brasileiro S.A. - ALBRAS	—	—	—	—	—	—
Alumina do Norte do Brasil S.A. - ALUNORTE (Consolidated as from ‘September 30, 2002, after acquisition of control)	—	—	—	—	—	—

	11	3	8	19	31	—
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (3)	—	—	—	—	3	182
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	—	—	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	—	—	2	1	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	—	—	—	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	1	—	1	—	—
Gulf Industrial Investment Company - GIIC	4	—	—	9	6	—
SAMARCO Mineração S.A. - SAMARCO	14	25	—	53	17	—
Minas da Serra Gera S.A - MSG	—	1	—	1	1	—
Others	—	—	—	—	—	—

	18	27	—	66	28	182
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	2	2	—	9	2	70
Others	—	1	—	1	—	—

	2	3	—	10	2	70

	66	36	17	138	72	737

Balance / Change in provision for losses on equity investments:
Alumínio Brasileiro S.A. - ALBRAS	—	—	—	—	—	—
Companhia Ferroviária do Nordeste - CFN	—	—	—	—	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	—	—	—	—
Ferroban - Ferrovias Bandeirantes S.A.	—	—	—	—	—	—
Ferrovia Centro-Atlântica S.A. - FCA	—	—	—	—	—	—
MRS Logística S.A	—	—	—	—	—	—
Sepetiba Tecon S.A.	—	—	—	—	—	—

	—	—	—	—	—	—

Total	66	36	17	138	72	737

(1)	During the quarter ended June 30, 2003 CVRD acquired an additional 4.42% of the voting shares and 5.64% of the preferred shares, representing 5.17% of CST’s total capital for US$ 60.
(2)	We have significant influence through a shareholders’ agreement – See Note 12 – Subsequent Events.
(3)	Consolidated as from September 01, 2003, after acquisition of control.

Caemi Pro-forma

The condensed pro-forma income statement below shows the impact of the acquisition of Caemi on the consolidated statements of income as if the current 60.23% participation in Caemi had been acquired on January 1, 2002 (instead of the 16.86% equity investment previously held).

	Nine-months ended (Unaudited)

	September 30, 2003			September 30, 2002

	CVRD	Pre-acquisition		CVRD
	Consolidated	CAEMI (1)	Pro Forma	Consolidated	CAEMI (2)	Pro Forma

Net operating revenues	3,712	424	4,136	3,064	414	3,478
Operating costs and expenses	(2,460)	(343)	(2,803)	(1,976)	(428)	(2,404)

Operating income (loss)	1,252	81	1,333	1,088	(14)	1,074
Non-operating income (expenses)	105	16	121	(1,077)	(128)	(1,205)

Income (loss) before income taxes, equity results and minority interests	1,357	97	1,454	11	(142)	(131)
Income taxes	(231)	(41)	(272)	258	39	297
Equity in results of affiliates and joint ventures	218	(20)	198	(208)	116	(92)
Minority interests	(56)	18	(38)	50	40 (3)	90

Income from continuing operations	1,288	54	1,342	111	53	164
Change in accounting pratice for asset retirement obligations	(10)	—	(10)	—	—	—

Net income	1,278	54	1,332	111	53	164

(1)	Period of January to August, 2003 (September is consolidated).
(2)	Period of January to September, 2002, net of consolidation adjustments.
(3)	Includes elimination of goodwill write-off related to Caemi equity investment - $86.

Acquisition cost of Caemi, net of cash acquired:

September 1, 2003

Estimated fair value of assets	1,699
Estimated fair value of liabilities	(716)

Net assets at fair value	983
Interest in total capital acquired	43.37%
Estimated fair value of net assets acquired	426
Purchase price	426
Less cash acquired	(46)

Acquisition cost of Caemi, net of cash acquired	380

9	Commitments and contingencies

(a)	At September 30, 2003, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $326, of which $278 is denominated in United States dollars and the remaining $48 in local currency, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees

ALBRAS	249	US$	Debt guarantee	2007	None
	42	R$	Debt guarantee	2010	None
SEPETIBA TECON	18	US$	Debt guarantee	2005	None
	5	R$	Debt guarantee	2012	None
SAMARCO	9	US$	Debt guarantee	2020	None
VALESUL	1	R$	Debt guarantee	2006	None
NIBRASCO	2	US$	Debt guarantee	2004	Collateral Pledge

	326

We expect no losses to arise as a result of the above guarantees. We have made no charges for extending these guarantees except for commissions charged to Albras and Samarco.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	September 30, 2003		December 31, 2002

	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits

Labor claims	164	75	109	52
Civil claims	151	48	95	32
Tax - related actions	239	266	220	153
Others	9	1	4	2

	563	390	428	239

Labor - related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax - related actions principally comprise our challenges of certain revenue taxes, VAT and of the tax on financial movements – CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party. An increase of $113 for tax deposits during 2003 relates to an action in which we challenged the annual limitation on use our tax loss carryforward.

Contingencies settled in the nine-month period ended September 30, 2003 and 2002, three-month period ended September 30, 2003, and 2002 and June 30, 2003 aggregated $191 $158, $138, $111 and $32, respectively, and additional provisions aggregated $114, $212, $66, $105 and $18, respectively.

(c)	We are defendants in two actions seeking substantial compensatory damages brought by the

Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial information with respect to these two actions.

(d)	We are committed under a take-or-pay agreement to take annual delivery of approximately 207,060 metric tons per year of aluminum from ALBRAS at market prices. This estimate is based on 51% of ALBRAS expected production and, at a market price of $1,423.50 per metric ton, which at September 30, 2003, represents an annual commitment of $295. Actual take from Albras was $215, $192, $83, $64 and $67 during the nine-month period ended September 2003 and 2002, three-month period ended September 30, 2003 and 2002 and June 30, 2003, respectively.

(e)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide $205, which represents half of the $410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region over a period of five years. This period was extended for an additional two years. We oversee these projects and BNDES advances us half of our costs on a quarterly basis. Under the Mineral Risk Contract, As of September 30, 2003, both we and BNDES had remaining commitments to contribute an additional $54 towards exploration and development activities. In the event that either of us wishes to conduct further exploration and development after having spent such $205, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose (1) all the rights and benefits provided for in the Mineral Risk Contract and (2) any amount previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(f)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

(g)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

Balance as of January 1, 2003	42
Increase due to new subsidiaries	9
Accretion expense	2
Cumulative translation adjustment	7

Balance as of September 30, 2003	60

10	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products - comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products – comprises the production of non-ferrous minerals.

Logistics – comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings – divided into the following sub-groups:

•	Aluminum - comprises aluminum trading activities, alumina refining and investments joint ventures and affiliates engaged in bauxite mining and aluminum metal smelting.

•	Steel - comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others - comprises our investments in joint ventures and affiliates engaged in other businesses.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices generally accepted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:

Results by segment - before eliminations

	As of and for the three months ended September 30, 2003

				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	1,411	28	14	218	—	—	(651)	1,020
Gross revenues - Domestic	309	31	130	46	—	—	(53)	463
Cost and expenses	(1,282)	(38)	(91)	(210)	—	1	704	(916)
Depreciation, depletion and amortization	(50)	(6)	(3)	(4)	—	—	—	(63)
Pension plan	(3)	—	—	—	—	—	—	(3)

Operating income	385	15	50	50	—	1	—	501
Financial income	49	1	3	2	—	1	(29)	27
Financial expenses	(89)	(2)	(2)	(18)	(1)	—	29	(83)
Foreign exchange and monetary gains (losses), net	(48)	(4)	3	(8)	(1)	1	—	(57)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	32	—	(2)	27	26	6	—	89
Income taxes	(1)	—	(1)	(1)	—	3	—	—
Minority interests	(3)	—	—	(6)	—	—	—	(9)

Net income	325	10	51	46	24	12	—	468

Sales classified by geographic destination:
Export market
America, except United States	142	—	10	44	—	—	(87)	109
United States	91	2	—	6	—	—	(46)	53
Europe	532	19	4	96	—	—	(236)	415
Middle East/Africa/Oceania	85	—	—	—	—	—	(20)	65
Japan	162	6	—	26	—	—	(79)	115
China	275	1	—	46	—	—	(132)	190
Asia, other than Japan and China	124	—	—	—	—	—	(51)	73

	1,411	28	14	218	—	—	(651)	1,020
Domestic market	309	31	130	46	—	—	(53)	463

	1,720	59	144	264	—	—	(704)	1,483

Assets:
Property, plant and equipment, net	4,024	858	439	529	—	38	—	5,888
Additions to Property, plant and equipment	235	170	16	22	—	—	—	443
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	338	—	7	320	281	44	—	990

Capital employed	3,818	246	473	477	22	4	—	5,040

Operating income by product – after eliminations

	Three months ended September 30, 2003

						Impairment/
						Gain on sale
	Revenues					of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	income

Ferrous
Iron ore	554	147	701	(360)	341	—	(31)	310
Pellets	159	58	217	(158)	59	—	(2)	57
Manganese	7	4	11	(15)	(4)	—	—	(4)
Ferroalloys	46	24	70	(52)	18	—	(3)	15

	766	233	999	(585)	414	—	(36)	378
Non ferrous
Gold	5	—	5	13	18	—	—	18
Potash	—	28	28	(16)	12	—	(1)	11
Kaolin	21	4	25	(24)	1	—	(3)	(2)

	26	32	58	(27)	31	—	(4)	27
Aluminum
Alumina	107	42	149	(102)	47	—	(4)	43
Aluminum	77	4	81	(73)	8	—	—	8
Bauxite	12	1	13	(11)	2	—	—	2

	196	47	243	(186)	57	—	(4)	53
Logistics
Railroads	—	101	101	(45)	56	—	(17)	39
Ports	1	39	40	(22)	18	—	(2)	16
Ships	10	8	18	(29)	(11)	—	—	(11)

	11	148	159	(96)	63	—	(19)	44
Others	21	3	24	(25)	(1)	—	—	(1)

	1,020	463	1,483	(919)	564	—	(63)	501

Results by segment - before eliminations

	As of and for the three months ended June 30, 2003

				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	1,115	18	18	158	—	—	(495)	814
Gross revenues - Domestic	279	22	108	41	—	—	(45)	405
Cost and expenses	(1,039)	(40)	(68)	(175)	5	2	540	(775)
Depreciation, depletion and amortization	(45)	(2)	(3)	(4)	—	—	—	(54)
Pension plan	(2)	—	—	—	—	—	—	(2)

Operating income (loss)	308	(2)	55	20	5	2	—	388
Financial income	51	(1)	5	3	2	—	(31)	29
Financial expenses	(85)	—	(2)	(7)	(1)	—	31	(64)
Foreign exchange and monetary gains (losses), net	185	14	(12)	72	2	(4)	—	257
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	42	—	(72)	47	16	2	—	35
Income taxes	(139)	1	1	(24)	1	—	—	(160)
Minority interests	(1)	(3)	—	(25)	—	—	—	(29)

Net income (loss)	361	9	(25)	86	25	—	—	456

Sales classified by geographic destination:
Export market
America, except United States	121	—	4	36	—	—	(84)	77
United States	70	2	—	17	—	—	(47)	42
Europe	491	14	10	45	—	—	(185)	375
Middle East/Africa/Oceania	68	—	1	—	—	—	(14)	55
Japan	131	2	2	47	—	—	(60)	122
Asia, other than Japan	234	—	1	13	—	—	(105)	143

	1,115	18	18	158	—	—	(495)	814
Domestic market	279	22	108	41	—	—	(45)	405

	1,394	40	126	199	—	—	(540)	1,219

Assets:
Property, plant and equipment, net	3,103	634	212	522	—	31	—	4,502
Additions to Property, plant and equipment	177	94	17	20	—	—	—	308
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	459	—	2	305	277	29	—	1,072

Capital employed	2,875	158	245	486	19	10	—	3,793

Operating income by product - after eliminations

	Three months ended June 30, 2003

						Impairment/
						Gain on sale
	Revenues					of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	income

Ferrous
Iron ore	458	135	593	(301)	292	—	(20)	272
Pellets	118	50	168	(141)	27	(12)	(4)	11
Manganese	14	2	16	(3)	13	—	(1)	12
Ferroalloys	46	27	73	(51)	22	—	(2)	20

	636	214	850	(496)	354	(12)	(27)	315
Non ferrous
Gold	7	—	7	(7)	—	—	(2)	(2)
Potash	—	21	21	(12)	9	—	(1)	8
Kaolin	13	1	14	(10)	4	—	—	4

	20	22	42	(29)	13	—	(3)	10
Aluminum
Alumina	65	39	104	(88)	16	—	(4)	12
Aluminum	74	4	78	(68)	10	—	—	10
Bauxite	6	—	6	(6)	—	—	—	—

	145	43	188	(162)	26	—	(4)	22
Logistics
Railroads	—	79	79	(27)	52	—	(16)	36
Ports	—	38	38	(32)	6	—	(2)	4
Ships	13	8	21	(21)	—	—	—	—

	13	125	138	(80)	58	—	(18)	40
Others	—	1	1	2	3	—	(2)	1

	814	405	1,219	(765)	454	(12)	(54)	388

Results by segment - before eliminations

	As of and for the three months ended September 30, 2002

				Holdings

		Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	1,060	33	11	103	—	—	(451)	756
Gross revenues - Domestic	305	27	57	45	—	1	(54)	381
Cost and expenses	(1,002)	(33)	(34)	(113)	—	55	495	(632)
Depreciation, depletion and amortization	(36)	(3)	(3)	(1)	—	(1)	—	(44)
Pension plan	(1)	(1)	—	—	—	—	—	(2)

Operating income (loss)	326	23	31	34	—	55	(10)	459
Financial income	23	—	2	4	1	1	(21)	10
Financial expenses	(154)	(2)	(2)	(9)	(2)	—	21	(148)
Foreign exchange and monetary gains (losses), net	(391)	(29)	49	(140)	—	(5)	10	(506)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(109)	—	(38)	(31)	15	3	—	(160)
Income taxes	162	—	—	—	—	(14)	—	148
Minority interests	—	(3)	—	50	—	—	—	47

Net income (loss)	(143)	(11)	42	(92)	14	40	—	(150)

Sales classified by geographic destination:
Export market
America, except United States	73	—	8	4	—	—	(23)	62
United States	104	5	—	7	—	—	(46)	70
Europe	471	26	2	92	—	—	(198)	393
Middle/Africa/Oceania East	66	—	—	—	—	—	(15)	51
Japan	120	1	1	—	—	—	(57)	65
Asia, other than Japan	226	1	—	—	—	—	(112)	115

	1,060	33	11	103	—	—	(451)	756
Domestic market	305	27	57	45	—	1	(54)	381

	1,365	60	68	148	—	1	(505)	1,137

Assets:
Property, plant and equipment, net	2,046	313	127	321	—	42	—	2,849
Additions to Property, plant and equipment	107	38	4	28	—	14	—	191
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	300	4	12	128	136	—	—	580

Capital employed	2,168	137	140	196	16	26	5	2,688

(1) Control of Alunorte was acquired in June 2002 and it was consolidated from then.

Operating income by product – after eliminations

	Three months ended September 30, 2002

						Impairment/
						Gain on sale
	Revenues					of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	income

Ferrous
Iron ore	393	137	530	(217)	313	—	(19)	294
Pellets	154	29	183	(150)	33	—	(2)	31
Manganese	1	9	10	(14)	(4)	—	—	(4)
Ferroalloys	64	18	82	(61)	21	—	—	21

	612	193	805	(442)	363	—	(21)	342
Non ferrous
Gold	21	—	21	(11)	10	—	(1)	9
Potash	—	27	27	(9)	18	—	(1)	17
Kaolin	13	—	13	(3)	10	—	—	10

	34	27	61	(23)	38	—	(2)	36
Aluminum
Alumina	18	46	64	(35)	29	—	(2)	27
Aluminum	72	1	73	(60)	13	—	—	13
Bauxite	9	—	9	(7)	2	—	—	2

	99	47	146	(102)	44	—	(2)	42
Logistics
Railroads	—	66	66	(12)	54	—	(16)	38
Ports	—	36	36	(22)	14	—	(1)	13
Ships	11	5	16	(11)	5	—	(2)	3

	11	107	118	(45)	73	—	(19)	54
Others	—	7	7	(22)	(15)	—	—	(15)

	756	381	1,137	(634)	503	—	(44)	459

Results by segment - before eliminations

	As of and for the nine months ended September 30, 2003

				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	3,606	69	53	525	—	—	(1,622)	2,631
Gross revenues - Domestic	846	77	316	124	—	—	(139)	1,224
Cost and expenses	(3,322)	(116)	(220)	(544)	6	—	1,761	(2,435)
Depreciation, depletion and amortization	(131)	(11)	(8)	(10)	—	—	—	(160)
Pension plan	(8)	—	—	—	—	—	—	(8)

Operating income	991	19	141	95	6	—	—	1,252
Financial income	145	1	11	8	2	2	(85)	84
Financial expenses	(270)	(4)	(5)	(30)	(5)	—	85	(229)
Foreign exchange and monetary gains (losses), net	162	15	(12)	87	1	(3)	—	250
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	110	—	(85)	122	61	10	—	218
Income taxes	(206)	—	(1)	(27)	—	3	—	(231)
Minority interests	(5)	(4)	—	(47)	—	—	—	(56)

Income from continuing operations	927	27	49	208	65	12	—	1,288
Change in accounting pratice for asset retirement obligations (note 4)	(10)	—	—	—	—	—	—	(10)

Net income	917	27	49	208	65	12	—	1,278

Sales classified by geographic destination:
Export market
America, except United States	379	—	28	111	—	—	(243)	275
United States	262	8	—	25	—	—	(143)	152
Europe	1,463	50	20	228	—	—	(591)	1,170
Middle East/Africa/Oceania	204	—	4	—	—	—	(50)	158
Japan	404	9	—	96	—	—	(188)	321
China	607	2	—	65	—	—	(284)	390
Asia, other than Japan and China	287	—	1	—	—	—	(123)	165

	3,606	69	53	525	—	—	(1,622)	2,631
Domestic market	846	77	316	124	—	—	(139)	1,224

	4,452	146	369	649	—	—	(1,761)	3,855

Assets:
Property, plant and equipment, net	4,024	858	439	529	—	38	—	5,888
Additions to Property, plant and equipment	503	315	65	65	—	1	—	949
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	338	—	7	320	281	44	—	990

Capital employed	3,818	246	473	477	22	4	—	5,040

Operating income by product – after eliminations

	Nine months ended September 30, 2003

						Impairment/
						Gain on sale
	Revenues					of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	income

Ferrous
Iron ore	1,433	408	1,841	(928)	913	—	(69)	844
Pellets	429	155	584	(467)	117	(12)	(9)	96
Manganese	30	8	38	(23)	15	—	(1)	14
Ferroalloys	139	68	207	(157)	50	—	(7)	43

	2,031	639	2,670	(1,575)	1,095	(12)	(86)	997
Non ferrous
Gold	21	—	21	(2)	19	—	(2)	17
Potash	—	70	70	(40)	30	—	(3)	27
Kaolin	47	8	55	(44)	11	—	(4)	7

	68	78	146	(86)	60	—	(9)	51
Aluminum
Alumina	231	115	346	(263)	83	—	(10)	73
Aluminum	221	8	229	(207)	22	—	—	22
Bauxite	22	1	23	(21)	2	—	—	2

	474	124	598	(491)	107	—	(10)	97
Logistics
Railroads	—	246	246	(94)	152	—	(47)	105
Ports	1	105	106	(63)	43	—	(6)	37
Ships	36	24	60	(89)	(29)	—	—	(29)

	37	375	412	(246)	166	—	(53)	113
Others	21	8	29	(33)	(4)	—	(2)	(6)

	2,631	1,224	3,855	(2,431)	1,424	(12)	(160)	1,252

Results by segment - before eliminations

	As of and for the nine months ended September 30, 2002

				Holdings

		Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	3,061	119	30	270	—	—	(1,318)	2,162
Gross revenues - Domestic	790	70	236	45	—	4	(126)	1,019
Cost and expenses	(2,791)	(128)	(171)	(278)	(24)	44	1,434	(1,914)
Depreciation, depletion and amortization	(134)	(22)	(12)	(2)	—	(1)	—	(171)
Pension plan	(7)	(1)	—	—	—	—	—	(8)

Operating income (loss)	919	38	83	35	(24)	47	(10)	1,088
Financial income	116	—	8	8	2	1	(48)	87
Financial expenses	(350)	(5)	(5)	(9)	(6)	—	48	(327)
Foreign exchange and monetary gains (losses), net	(688)	(47)	33	(140)	—	(5)	10	(837)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(93)	—	(80)	(43)	8	—	—	(208)
Income taxes	275	—	(1)	(2)	—	(14)	—	258
Minority interests	—	—	—	50	—	—	—	50

Net income (loss)	179	(14)	38	(101)	(20)	29	—	111

Sales classified by geographic destination:
Export market
America, except United States	290	—	20	17	—	—	(148)	179
United States	251	34	3	8	—	—	(131)	165
Europe	1,322	81	4	234	—	—	(536)	1,105
Middle East/Africa/Oceania	151	—	—	—	—	—	(26)	125
Japan	363	2	1	—	—	—	(170)	196
Asia, other than Japan	684	2	2	11	—	—	(307)	392

	3,061	119	30	270	—	—	(1,318)	2,162
Domestic market	790	70	236	45	—	4	(126)	1,019

	3,851	189	266	315	—	4	(1,444)	3,181

Assets:
Property, plant and equipment, net	2,046	313	127	321	—	42	—	2,849
Additions to Property, plant and equipment	380	56	30	28	—	14	—	508
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	300	4	12	128	136	—	—	580

Capital employed	2,168	137	140	196	16	26	5	2,688

(1) Control of Alunorte was acquired in June 2002 and it was consolidated from then.

Operating income by product – after eliminations

	Nine months ended September 30, 2002

						Impairment/
						Gain on sale
	Revenues					of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	income

Ferrous
Iron ore	1,236	370	1,606	(736)	870	—	(65)	805
Pellets	370	107	477	(418)	59	—	(7)	52
Manganese	15	14	29	(28)	1	—	(2)	(1)
Ferroalloys	130	57	187	(133)	54	—	(4)	50

	1,751	548	2,299	(1,315)	984	—	(78)	906
Non ferrous
Gold	90	—	90	(54)	36	—	(16)	20
Potash	—	67	67	(40)	27	—	(3)	24
Kaolin	30	3	33	(20)	13	—	(2)	11

	120	70	190	(114)	76	—	(21)	55
Aluminum
Alumina	40	46	86	(60)	26	—	(2)	24
Aluminum	206	1	207	(190)	17	—	—	17
Bauxite	19	—	19	(18)	1	—	—	1

	265	47	312	(268)	44	—	(2)	42
Logistics
Railroads	—	210	210	(58)	152	(4)	(56)	92
Ports	—	96	96	(62)	34	—	(6)	28
Ships	26	28	54	(47)	7	(7)	(6)	(6)

	26	334	360	(167)	193	(11)	(68)	114
Others	—	20	20	(47)	(27)	—	(2)	(29)

	2,162	1,019	3,181	(1,911)	1,270	(11)	(171)	1,088

11	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed - all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The asset (liability) balances At September 30, 2003, 2002 and June 30, 2003 and the movement in fair value of derivative financial instruments is as follows:

		Interest
		rates
	Gold	(libor)	Currencies	Alumina	Total

Unrealized gains (losses) at July 1, 2003	(11)	(65)	(1)	1	(76)
Financial settlement	5	4	—	—	9
Unrealized gains (losses) in the period	(17)	(1)	3	(6)	(21)
Effect of exchange rate changes	1	2	—	—	3

Unrealized gains (losses) at September 30, 2003	(22)	(60)	2	(5)	(85)

Unrealized gains (losses) at April 1, 2003	(10)	(68)	(1)	3	(76)
Financial settlement	—	10	—	—	10
Unrealized gains (losses) in the period	—	4	—	(3)	1
Effect of exchange rate changes	(1)	(11)	—	1	(11)

Unrealized gains (losses) at June 30, 2003	(11)	(65)	(1)	1	(76)

Unrealized gains (losses) at July 1, 2002	(3)	(28)	(2)	—	(33)
Change in the period	2	(72)	5	2	(63)
Unrealized gains (losses) realized in the period	(3)	35	(1)	2	33

Unrealized gains (losses) at September 30, 2002	(4)	(65)	2	4	(63)

Unrealized gains (losses) at January 1, 2003	(15)	(60)	(1)	3	(73)
Financial settlement	5	18	—	—	23
Unrealized gains (losses) in the period	(12)	(5)	3	(9)	(23)
Effect of exchange rate changes	—	(13)	—	1	(12)

Unrealized gains (losses) at September 30, 2003	(22)	(60)	2	(5)	(85)

Unrealized gains (losses) at January 1, 2002	7	(36)	(4)	—	(33)
Unrealized gains (losses) in the period	(9)	(51)	8	2	(50)
Financial settlement	(2)	22	(2)	2	20

Unrealized gains (losses) at September 30, 2002	(4)	(65)	2	4	(63)

Realized and unrealized gains (losses) are included in our income statement under the following captions:

Gold – operating costs and expenses;
Interest rates – financial expenses;
Currencies – foreign exchange and monetary losses, net;
Alumina – operating costs and expenses.

Final maturity dates for the above instruments are as follows:

Gold	Dec 2007
Interest rates (libor)	Oct 2007
Currencies	Dec 2011
Alumina	Sep 2005

(a)	Interest Rate and Exchange Rate Risk

Interest rate risks mainly relate to that part of the foreign debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate - LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate - TJLP, fixed quarterly by the Brazilian Central Bank. Since May 1998, we have used derivative instruments to protect ourselves against fluctuations in the LIBOR rate.

There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, 89% of our revenues are denominated in, or automatically indexed to, the U.S. dollar, while 49% of our costs are expressed in reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.

With the floating exchange rate regime in Brazil, we adopt a strategy of monitoring market fluctuations, using derivatives to protect against specific risks from exchange rate variation.

From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the periods presented our use of such instruments was not significant.

(b)	Commodity Price Risk

We also use derivative instruments to manage exposure to changing gold prices and to ensure an average minimum profit level for future and alumina production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions.

In the case of gold and alumina derivatives, our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.

12	Subsequent Events

(a) CVRD Dividend Payment

On October 15, 2003 the Board of Directors approved the second installment of the minimum dividend payment to shareholders, as proposed by the Company’s Executive Board on January 30, 2003. The second installment of the minimum dividend was paid as distribution of interest on stockholders’ equity in the amount of R$ 1.48 per outstanding preferred A share or common share is equal to US$ 0.52 on October 14, 2003.

On August 27, 2003 CVRD announced that the additional dividend payment to CVRD shareholders was equal to R$ 1.94 per outstanding preferred A share and common share and that the respective amount was paid on October 31, 2003.

(b) CVRD Sells Its Stake in Fosfértil

On October 24, 2003 we concluded the sale of our 11.12% participation Fertilizantes Fosfatados S.A. (Fosfértil) shares to Bunge Fertilizantes S.A. for R$ 240 million, equivalent to US$ 84, on the date.

This transaction is consistent with CVRD´s focus in mining and logistics and with its strategy of selling portfolio investments.

(c) CVRD Simplifies Operational Structure

On October 28, 2003 CVRD announced that its manganese and ferroalloy operations will be held as from January, 2004 through four wholly owned subsidiaries: Rio Doce Manganês S.A. (RDM – previously known as Sibra), Urucum Mineração S.A., in Corumbá, Mato Grosso do Sul state, Rio Doce Manganese Europe (RDME), in Dunkerque, France, and Rio Doce Manganese Norway (RDMN), in Mo I Rana, Norway.

(d) CVRD Concludes the Restructuring of Logistics Companies

The conclusion of the transactions aimed at the elimination of the relationships between CVRD and Companhia Siderúrgica Nacional (CSN) in the shareholding structure of Ferrovia Centro-Atlântica S.A. (FCA), Companhia Ferroviária do Nordeste (CFN) and CSN Aceros S.A. (CSN Aceros).

CVRD transfered its interests in CFN and CSN Aceros to CSN and received CSN’s interest in FCA, resulting in a net investment of $ 8, and these operations were concluded on July 11, 2003.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2003	COMPANHIA VALE DO RIO DOCE (Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer